SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATMETN PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. __ )*

Advanced Medical Institute Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

00764U109
(CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 5 Pages)

CUSIP No. 00764U109	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Geissler Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,850,000
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 8,850,000
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,850,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.54%

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 5 Pages

Item 1. Security and Issuer.

This statement relates to the common stock, par value $.001 per share (“Common Stock”), of Advanced Medical Institute Inc., a Nevada corporation (the “Company”). The address of the Company's principal executive office is The address of the Company's principal executive office is Level 1, 204-218 Botany Road, Alexandria, NSW , Australia 2015.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by Geissler Holdings Limited. (“Geissler”), as a shareholder of Advanced Medical Institute Inc.

(b) Geissler’s business address is 1 Raffles Place, #21-01 OUB Centre, Singapore 048616.

(c) Geissler is in the business of investing capital into various business entities.

(d) During the past five years, neither Geissler, nor to the knowledge of Geissler, has any officer, director or control person of Geissler, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, neither Geissler, nor to the knowledge of Geissler, has any officer, director or control person of Geissler, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Geissler was organized under the jurisdiction of the British Virgin Islands.

Item 3. Source and Amount of Funds and Other Consideration.

7,600,000 shares of Common Stock were issued to Geissler by the Company in exchange for the transfer and assignment of 78,000,000 ordinary shares of Worldwide PE Patent Holdco Pty Limited, a corporation formed under the laws of Australia (“Worldwide PE”), pursuant to the terms of a Share Exchange Agreement dated as of September 8, 2006 (the “Worldwide PE Transaction”). In addition, Geissler received an aggregate of A$1,500,000 in exchange for the transfer and assignment of 2,000,000 ordinary shares of Worldwide PE. A copy of such agreement is filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated September 8, 2006 and filed with the Securities and Exchange Commission (the “SEC”) on September 11, 2006.

1,125,000 shares of Common Stock were issued to Geissler by the Company in exchange for the transfer and assignment of 1,125,000 ordinary shares of PE Patent Holdco Pty Limited, a corporation formed under the laws of Australia (“PE”), pursuant to the terms of a Share Exchange Agreement dated as of November 16, 2005 (the “PE Transaction”). A copy of such agreement is filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K dated November 16, 2005 and filed with the SEC on November 17, 2005.

Item 4. Purpose of Transaction.

Geissler acquired the shares in connection with the Worldwide PE Transaction and the PE Transaction. The purpose of the acquisition and the exchange was for the Company to obtain 100% ownership of each of Worldwide PE and PE, each of which are holding companies formed under the laws of Australia.

Page 4 of 5 Pages

Other than as set forth below, Geissler does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;
(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company’s business or corporate structure;
(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;
(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or
(j) any similar action to those enumerated above.

Item 5. Interest in Securities of the Company.

(a) Geissler is the beneficial owner of an aggregate of 8,850,000 shares of Common Stock, representing approximately 16.54% of the total issued and outstanding shares of Common Stock.

(b) Geissler has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 8,850,000 shares of Common Stock beneficially owned by it individually.

(c) Other than the acquisition of the shares as reported in this Schedule 13D, Geissler has not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d) To the knowledge of Geissler, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by him individually.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Geissler is not a party to any contracts, arrangements, understandings or relationship with respect to the securities of the Company.

Item 7. Materials to be Filed as Exhibits.

None.

Page 5of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2006	Geissler Holdings Ltd. By: /s/ Richard Doyle Name: Richard Doyle Title: Authorized Officer